Filed pursuant to General Instruction to II.K of Form F-9;
File No. 333-142347

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 12, 2009

Preliminary Prospectus Supplement
(to Prospectus dated May 1, 2007)
US$

CANADIAN PACIFIC RAILWAY COMPANY
     % Notes due 20

The notes will bear interest at the rate of  % per year. We will pay interest on the notes semi-annually in arrears on           and           of each year, beginning          , 2009. The notes will mature on          , 20  . We may redeem some or all of the notes at any time, at 100% of their principal amount plus a make-whole premium as described in this prospectus supplement. We may also redeem all (and not less than all) of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund.

The notes will be our unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

Investing in the notes involves risks that are described in the “Risk Factors” section on page 20 of the accompanying prospectus.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the annual consolidated financial statements incorporated by reference in the accompanying prospectus.

Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, some or all of our officers and directors and some or all of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

Per Note	Total

Public offering price(1)%	US$
Underwriting commission %	US$
Proceeds, before expenses, to us(1)%	US$

(1)	Plus accrued interest from May , 2009 if settlement occurs after that date.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank S.A./N.V. on or about May   , 2009.

Joint Book-Running Managers

J.P. Morgan	Morgan Stanley

Co-Managers

NBF Securities (USA)	RBC Capital Markets

The date of this prospectus supplement is May   , 2009.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds and updates certain information contained in the accompanying prospectus and documents incorporated by reference. The second part, the base prospectus, dated May 1, 2007, gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the “prospectus” in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information included and incorporated by reference in the prospectus and this prospectus supplement is determined using Canadian generally accepted accounting principles (“Canadian GAAP”). “U.S. GAAP” means generally accepted accounting principles in the United States. For a discussion of the principal differences between the financial results of our parent corporation, Canadian Pacific Railway Limited (“CPRL”), as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 28 of CPRL’s audited consolidated financial statements for the year ended December 31, 2008, incorporated by reference in the prospectus.

Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to “we”, “us”, “our” or “CP” refer to Canadian Pacific Railway Company and its subsidiaries on a consolidated basis. In the sections entitled “Summary of the Offering” and “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus, “we”, “us”, “our” or “CP” refer to only Canadian Pacific Railway Company, without any of its subsidiaries.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in the prospectus.

Prospectus Supplement

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended. All forward-looking statements are based on our current beliefs as well as assumptions made by and information currently available to us and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, economic conditions, commitments and technological developments.

Forward-looking statements may be identified by the use of words like “believes”, “intends”, “expects”, “may”, “will”, “should”, or “anticipates”, or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. By its nature, CPRL’s forward-looking statements involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic and business conditions;

•	the results of the contract renewal process with our largest customer;

•	effects of changes in market conditions and discount rates on the financial position of pension plans and the levels of required pension fund contributions;

•	reduction in demand for metallurgical coal and any resulting curtailment of the shipment of coal;

•	impact of labour relations of our customers and implications to their potash operations;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demands;

•	changes in laws and regulations, including regulation of rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	transportation of dangerous goods;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	various events that could disrupt operations, including severe weather conditions;

•	security threats; and

•	technological changes.

The risks and uncertainties of our business, including those discussed above and incorporated by reference in this prospectus and elsewhere herein, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed under the heading “Risk Factors” in CPRL’s annual information form dated

February 23, 2009 and CPRL’s Management’s Discussion and Analysis for the year ended December 31, 2008 and for the three months ended March 31, 2009, each of which are incorporated by reference herein and may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein. In addition, we base forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this prospectus and the documents incorporated by reference in this prospectus may not occur. We cannot assure prospective investors that its future results, levels of activity and achievements will occur as we expect, and neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements. Except as required by law, we have no obligation to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

EXCHANGE RATE INFORMATION

CPRL publishes its consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). On May   , 2009, the Bank of Canada noon rate was US$0.      equals $1.00.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2007	2006	2009	2008

Period End	0.8166	1.0120	0.8581	0.7935	0.9729
High	1.0239	1.0905	0.9099	0.8458	1.0289
Low	0.7711	0.8437	0.8528	0.7692	0.9686
Average	0.9381	0.9304	0.8817	0.8028	0.9958

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus.

Securities Offered	US$ million aggregate principal amount of % notes due 20 .

Interest Payment Dates	and of each year, beginning , 2009.

Maturity Date	, 20 .

Ranking	The notes will be unsecured obligations ranking pari passu with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our subsidiaries. See “Description of Debt Securities — Ranking” in the accompanying prospectus.

Optional Redemption	We may, at our option, redeem some or all of the notes at any time at the redemption prices described in this prospectus supplement. See “Description of the Notes — Optional Redemption” in this prospectus supplement. We may also, at our option, redeem all of the notes at the redemption price described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See “Description of Debt Securities — Tax Redemption” in the accompanying prospectus.

Form and Denomination	The notes will be represented by fully registered global securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in any registered global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, notes in definitive form will not be issued.

Change of Control	If a change of control that is accompanied by a downgrade in the rating of these notes such that the notes are no longer investment grade occurs, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, as described under the heading “Description of the Notes — Change of Control.”

Additional Issues	We may, from time to time, without notice to or the consent of holders of the notes, create and issue additional notes ranking equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes). These additional notes may be consolidated and form a single series with the notes offered hereby, and have the same terms as to status, redemption or otherwise as the notes offered hereby.

Certain Covenants	The indenture pursuant to which the notes will be issued contains certain covenants that, among other things:

• limit our ability to create liens; and

• restrict our ability to consolidate or merge with a third party or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications which are described under the caption “Description of Debt Securities” in the accompanying prospectus.

Additional Amounts	We will make payments on the notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case, subject to certain exemptions, we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. However, no additional amounts will be payable in excess of the additional amounts that would be payable if the holder was a resident of the United States for the purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

Use of Proceeds	The net proceeds to us from this offering will be approximately US$ million, after deducting underwriting commissions and estimated expenses of the offering. The net proceeds received by us from the sale of the notes will be used to partially finance the repurchase of certain of our currently issued U.S. dollar denominated long term debt securities. See “Use of Proceeds” in this prospectus supplement.

Credit Ratings	The notes have been assigned a rating of “Baa3” with a stable outlook by Moody’s Investors Service, Inc., a rating of “BBB” by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”), and a rating of “BBB” with a Negative trend by DBRS Limited. S&P assigns an outlook to the issuer of securities and not to individual debt instruments. S&P has assigned a negative outlook to CP.

Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

CANADIAN PACIFIC RAILWAY COMPANY

We are one of Canada’s oldest corporations and were North America’s first transcontinental railway. From our inception 128 years ago, we have developed into a fully-integrated and technologically advanced Class I railway providing rail and intermodal freight transportation services over a 15,500-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the US Midwest and Northeast regions.

We are a wholly-owned subsidiary of CPRL, a publicly-traded corporation whose common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Pursuant to a decision of the applicable Canadian securities regulatory authorities, we are not subject to most Canadian continuous disclosure requirements, provided that CPRL complies with its continuous disclosure requirements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$      million, after deducting the underwriting commission and after deducting estimated expenses of the offering of approximately US$      million. The net proceeds received by us from the sale of the notes will be used to partially finance the repurchase of certain of our currently issued U.S. dollar denominated long term debt securities pursuant to a tender offer which we are commencing. Until utilized for this purpose, the net proceeds will be invested in short term investment grade securities or bank deposits.

Under the tender offer, we may acquire up to US$450,000,000 aggregate principal amount of certain of our existing notes as follows: all or a portion of our 6.25% Notes due 2011 (the “2011 Notes”), all or a portion of our 5.75% Notes due 2013 (the “2013 Notes”) and a portion of our 6.50% Notes due 2018 (the “2018 Notes”). The 2013 Notes and the 2018 Notes were issued on May 20, 2008 to repay a portion of indebtedness incurred to acquire Dakota, Minnesota and Eastern Railroad Corporation.

The closing of this offering is not conditioned on the completion of the tender offer and there can be no assurance that the tender offer will be completed. If there are any net proceeds from this offering that are not used to finance the tender offer, such net proceeds will be used for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table summarizes CPRL’s cash and cash equivalents and consolidated capitalization at March 31, 2009, and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds of the sale of notes and cash and cash equivalents to acquire US$450,000,000 aggregate principal amount of our long term indebtedness pursuant to the tender offer described under “Use of Proceeds”. You should read this table together with the unaudited consolidated financial statements of CPRL for the three months ended March 31, 2009 incorporated by reference in the accompanying prospectus. In the “As Adjusted” column, the U.S. dollar amount of the notes offered hereby has been converted to Canadian dollars using the Bank of Canada noon buying rate of US$0.7935 per $1.00 at March 31, 2009.

	As at March 31, 2009
	Actual	As Adjusted
	(millions of dollars)

Cash and cash equivalents	$566.5	$

Short-term borrowing	$132.0		$132.0

Long-term debt maturing within one year	$65.3		$65.3

Long-term liabilities
Long-term debt	4,785.0
Notes offered hereby	—

Total long-term liabilities	4,785.0

	As at March 31, 2009
	Actual	As Adjusted
	(millions of dollars)

Shareholders’ equity:
Share capital	1,718.2		1,718.2
Contributed surplus	35.1		35.1
Accumulated other comprehensive income	86.6		86.6
Retained income	4,664.6		4,664.6

Total shareholders’ equity	6,504.5		6,504.5

Total capitalization	$11,289.5	$

EARNINGS COVERAGE

The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP.

For further information regarding earnings coverage, reference is made to “Earnings Coverage” in the accompanying prospectus.

The following earnings coverage ratios of CPRL are calculated on a consolidated basis for the twelve-month period ended December 31, 2008 based on audited financial information and for the twelve-month period ended March 31, 2009 based on unaudited financial information. In calculating the ratios, the interest expense has been adjusted to give effect to the issuance of the notes offered hereby and the anticipated use of proceeds therefrom.

	Twelve Months	Twelve Months
	Ended	Ended
	December 31,	March 31,
	2008	2009

Earnings coverage on long-term debt
Before foreign exchange on long-term debt (1) (3) (4)
After foreign exchange on long-term debt (2) (3) (4)

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before interest expense and income tax expense divided by interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before interest expense and income tax expense divided by interest expense on all debt.

(3)	The earnings coverage ratios have been adjusted to reflect the repurchase of US$200 million of our 2011 Notes, US$200 million of our 2013 Notes and US$50 million of our 2018 Notes.

(4)	The earnings coverage ratios have been calculated excluding carrying charges for the $44.0 million and $65.3 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheets as at December 31, 2008 and March 31, 2009, respectively. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended December 31, 2008, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been and , respectively. For the twelve-month period ended March 31, 2009, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been and , respectively.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description set forth in the prospectus and should be read in conjunction with “Description of Debt Securities” in the prospectus. In addition, such description is qualified in its entirety by reference to the Indenture under which the notes are to be issued, referred to in the prospectus. Capitalized terms used but not defined in the prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, “we”, “us”, “our” or “CP” refer to Canadian Pacific Railway Company without any of its subsidiaries through which it operates.

General

The notes will be our direct unsecured obligations. The notes initially will be issued in an aggregate principal amount of US$      million. The notes will mature on          , 20  . The notes will bear interest at the rate of  % per year. Interest will be payable on the notes from May   , 2009, or from the most recent date to which interest has been paid or provided for, payable semi-annually on           and           of each year, commencing          , 2009 to the persons in whose names the notes are registered at the close of business on the next preceding           or          , respectively.

Payment of principal, premium, if any, and interest on the notes will be made in United States dollars.

We may, from time to time, without notice to or the consent of holders of notes, create and issue additional notes under the Indenture in addition to the aggregate principal amount of notes offered hereby. Such additional notes will rank equally with the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes offered hereby, and have the same terms as to status, redemption and otherwise as the notes offered hereby. In the event that additional notes are issued, we will prepare a new prospectus supplement.

The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption “Description of Debt Securities — Additional Amounts” in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of debt securities in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption “Description of Debt Securities — Tax Redemption” in the accompanying prospectus) will apply to the notes.

The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

The notes will be redeemable in whole or in part at any time, at our option, at redemption prices equal to the greater of (1) 100% of the principal amount of the notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus      basis points, together with accrued interest to the date of redemption. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Holders of notes to be redeemed will receive notice thereof by first class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

Unless we default in the payment of the redemption price, from and after the redemption date, interest will cease to accrue on the notes or the portions thereof called for redemption.

“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by us.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee is provided fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealers” means J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated or their affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. government securities dealer in The City of New York (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

Change of Control

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part equal to US$2,000 or an integral multiple of US$1,000 in excess thereof of the notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflicts.

On the Change of Control Payment Date, we will be required to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders of notes, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies (as defined below), if there are three Rating Agencies, or all of the Rating Agencies, if there are less than three Rating Agencies, (the “Required Threshold”) on any date from the date of the public notice of an arrangement or transaction that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold, such extension to continue for so long as consideration for a possible downgrade continues by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the notes as aforesaid, would aggregate in number the Required Threshold.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any person (as such term is used in Section 13(d) of the Exchange Act) other than us, CPRL or any of our or its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that any person (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of CPRL’s voting shares; or (3) the first day on which a majority of the members of CPRL’s Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of CPRL who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of CPRL’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“DBRS” means DBRS Limited.

“Investment Grade Rating” means a rating equal to or higher than BBB (low) (or the equivalent) by DBRS, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of DBRS, Moody’s and S&P; and (2) if one or more of DBRS, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for any reason outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended, selected by us (by a resolution of our Board of Directors) as a replacement agency for one or more of DBRS, Moody’s or S&P, as the case may be, or if a replacement agency is not selected, the remaining such agencies providing publicly available ratings of the notes.

“S&P” means Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

Book-Entry System

The notes will be represented by fully registered global notes, without interest coupons and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below. The provisions set forth under “Description of Debt Securities — Registered Global Securities” in the accompanying prospectus will be applicable to the Securities. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Except as described under “Description of Debt Securities — Debt Securities in Global Form” in the accompanying prospectus, owners of beneficial interests in the Registered Global Securities representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

Certain Book-Entry Procedures for the Global Notes

All interests in global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream Luxembourg. The descriptions of the operations and procedures of DTC, Euroclear and Clearstream Luxembourg set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC, Euroclear and Clearstream Luxembourg and their respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC.  DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission.

Clearstream Luxembourg.  Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides Clearstream Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participants either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear.  Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Distributions of principal and interest with respect to notes held through Euroclear or Clearstream Luxembourg will be credited to the cash accounts of Euroclear or Clearstream Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by such system’s depositary.

Links have been established among DTC, Clearstream Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. DTC will be linked indirectly to Clearstream Luxembourg and Euroclear through the DTC accounts of their respective U.S. depositaries.

Book-Entry Procedures.  Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the notes is discontinued.

The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

Principal and interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

We will send any redemption notices to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

A beneficial owner must give any required notice of its election to have its notes repurchased through the participant through which it holds its beneficial interest in the Global Notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its notes by causing the direct participant to transfer its interest in the securities on DTC’s records. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC’s records and followed by a book-entry credit of tendered notes to the applicable trustee or agent’s DTC account.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary; however, those cross-market transactions will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream Luxembourg as a result of sales of interest in a global note by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC’s settlement date.

Although we understand that DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and

Clearstream Luxembourg, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal and interest with respect to notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the notes in definitive form or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following DTC’s settlement date.

None of us, any underwriter or agent, the Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global note, or for maintaining, supervising or reviewing any records.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

CREDIT RATINGS

The notes have been assigned a rating of “Baa3” with a stable outlook by Moody’s Investors Service, Inc. (“Moody’s”), a rating of “BBB” by S&P, and a rating of “BBB” with a Negative trend by DBRS Limited (“DBRS”). S&P assigns an outlook to the issuer of securities and not to individual debt instruments. S&P has assigned a negative outlook to CP.

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the notes. In addition, real or anticipated changes in the rating assigned to the notes will generally affect the market value of the notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody’s rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium-grade and as such, may possess certain speculative characteristics.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus ( — ) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a debt security rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated debt securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. The “high” and “low” grades are not used for the AAA category.

CERTAIN INCOME TAX CONSIDERATIONS

United States

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by U.S. persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. expatriates, persons whose “functional currency” is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes, and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary.

Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

As used in this section, the term “U.S. person” means a beneficial owner of a note that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a

U.S. person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.

If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a note should consult its own tax advisors.

Payments of Interest

Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder will be required to include as income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and generally will be considered either “passive category income” or “general category income”. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange or Other Disposition of the notes

Upon the sale, exchange or other disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the note. Such gain or loss generally will constitute long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes such gain or loss generally will constitute U.S. source income.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at a rate of 28%) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability, provided that the required information is provided to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Canada

The following describes the principal Canadian federal income tax considerations as of the date of this prospectus supplement, generally applicable to a purchaser of notes (a “Non-Resident Holder”) who, for the purposes of the Income Tax Act (Canada) (the “ITA”) at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm’s length with us, is not an authorized foreign bank and is not an insurer that carries on an insurance business in Canada and elsewhere.

This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the “ITA Regulations”) in force as of the date of this prospectus supplement, and proposals to amend the ITA and ITA Regulations publicly announced prior to the date of this prospectus supplement by the federal Minister of Finance and the current published administrative practices of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, government or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this prospectus supplement.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of notes. Prospective holders should consult their own Canadian tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering.

Pursuant to the ITA, interest paid or credited or deemed to be paid or credited by us on the notes as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the notes.

UNDERWRITING

We intend to offer the notes through the underwriters. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal Amount
Underwriters	of Notes

J.P. Morgan Securities Inc.	US$
Morgan Stanley & Co. Incorporated
NBF Securities (USA) Corp.
RBC Capital Markets Corporation

Total	US$

In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

We have agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of  % of the principal amount of the notes offered hereby. The underwriters may allow, and such dealers may reallow, a discount not in excess of     % of the principal amount of the notes offered hereby on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$      million and are payable by us.

No Sales of Similar Securities

We have agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of any of our debt securities which mature more than one year after the closing of this offering, or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

FINRA Regulation

Certain of the underwriters and/or their affiliates have performed certain investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to one or more of such banks and may be used to repay certain other lenders. See “Use of Proceeds”. As a result, one or more of such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5110(h) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by S&P’s rating service.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales Outside the United States

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may make with effect from and including the Relevant Implementation Date an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter:

1.	may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not apply to CP; and

2.	must comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter may not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. None of the underwriters participating in the distribution of the notes will offer to sell, directly or indirectly, any notes acquired by it in connection with the distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

(a) the annual information form of CPRL dated February 23, 2009;

(b)	CPRL’s comparative audited consolidated financial statements as at and for the year ended December 31, 2008, together with the report of the auditors thereon;

(c) CPRL’s management’s discussion and analysis for the year ended December 31, 2008;

(d) CPRL’s management proxy circular dated March 23, 2009;

(e)	CPRL’s comparative unaudited consolidated financial statements as at and for the three months ended March 31, 2009; and

(f) CPRL’s management’s discussion and analysis for the three months ended March 31, 2009.

Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

Canadian Pacific Railway Company
Suite 500, 401 – 9th Avenue S.W.
Calgary, Alberta T2P 4Z4
(403) 319-6171
Attention: Corporate Secretary

US$

  % Notes due 20

PROSPECTUS SUPPLEMENT

May   , 2009

J.P. Morgan

Morgan Stanley
NBF Securities (USA)
RBC Capital Markets